October 11, 2016

Via Edgar

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn.:	Craig Arakawa
Accounting Branch Chief

Re:	Iconix Brand Group, Inc. (the “Company”, “Iconix”, “we”, “us” or “our”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Amendment No. 1 to form 10-K for the Year Ended December 31, 2015
Responses Dated June 29, 2016 and August 11, 2016
File No. 001-10593

Dear Mr. Arakawa:

This letter is in response to the Staff’s letter dated September 7, 2016 (the “Comment Letter”) addressed to the Company’s Chief Financial Officer regarding the Company’s Form 10-K, and Amendment No. 1 to Form 10-K, each for the year ended December 31, 2015 (collectively, the “Form 10-K”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required.

Form 10-K for the Year Ended December 31, 2015

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015

Index to Consolidated Financial Statements and Financial Statement Schedule

Note 8. Earnings (Loss) Per Share, page 54

1.

We note your response to comment 1 and understand that you continue to believe the contractual redemption formulas related to your redeemable non-controlling interests approximate fair value. Based on ASC 480-10-S99-3A, we do not believe that a redemption formula based on a fixed multiple of royalty revenue in and of itself can be considered to be designed to represent or reasonably approximate fair value subsequent to initial recognition. Changes in the redemption value, therefore, could affect income available to the Company’s common shareholders. If you continue to believe your redemption formulas based on the specific fixed multiple of royalty revenue for each of the redeemable non-controlling interests represent fair value from a market participant perspective under the principles outlined in ASC 820 at each balance sheet date, please provide persuasive support for that belief, including separate calculations of the fair value of your redeemable non-controlling interests prepared under the provisions of ASC 820. Please include your rationale for underlying inputs and assumptions, and demonstrate how any excess of redemption value over fair value impacts your earnings per share calculations for each period presented.

Response:

Following the receipt of the Comment Letter, we have accepted the Staff’s position that, based on ASC 480-10-S99-3A, a redemption formula based on a fixed multiple of royalty revenue cannot be considered to be designed to represent or reasonably approximate fair value subsequent to initial recognition.

The Company engaged DLA Piper LLC (“DLA”) to assist the Company in preparing fair value measurements, in accordance with ASC 820 as of the year ended December 31, 2015 (the “Valuation Date”), of those joint ventures which include put options in shares accounted for as redeemable non-controlling interests in our Form 10-K. The Company did not prepare fair value measurements at other balance sheet dates presented in the Form 10-K as the inputs would have been virtually the same as those used as of December 31, 2015 and therefore we would not expect a materially different outcome. The Company agrees with the results provided by and conclusions reached by DLA.

DLA calculated the fair value of each joint venture utilizing the ‘income approach’, which estimates the value of the assets as the discounted expected future income of the joint ventures from licensing royalties generated by brands it owns and manages. The ‘income approach’ assumptions were estimated considering the projections provided by and discussed with Iconix, the joint venture’s historical operating performance, and the economic and industry outlook as of the Valuation Date. Iconix provided DLA with forecasts of EBITDA for each joint venture through the year ended December 31, 2020. DLA used a long-term growth rate (“LTGR”) of 2.5% for all years following 2020, which approximates long-term inflation expectations. DLA then calculated the after-tax cash flow associated with each joint venture using an effective tax rate estimated based on comparable companies in similar tax jurisdictions. Further, DLA considered the tax amortization benefit of the intangible assets owned by the joint ventures, representing the material income generating assets underlying the value of the joint ventures. In developing an estimate of future income, DLA separately identified (i) the after-tax cash flow for each joint venture that was associated with the guaranteed minimum royalties (“GMRs”); and (ii) the after-tax cash flow for each joint venture that was not associated with GMRs (i.e., the variable portion of the forecast as provided by Iconix). The separate income streams were calculated using the proportion of forecasted royalties related to GMRs (as provided by Iconix).

Finally, DLA included a terminal value using a 2.5% LTGR, as noted above. The following ‘Gordon Growth Model’ formula was used to calculate the terminal value:

Terminal Value = [After-tax Cash Flow * (1+ LTGR)] / (Discount Rate – LTGR)

Estimates of future income are then converted to their present value equivalents using a discount rate based on an after-tax intangible discount rate. For the GMR income, DLA used discount rates of comparable-termed fixed income securities1. For the non-GMR income, DLA used an intangible discount rate of 11.5% based on a sample of broadly similar companies.

Next, DLA calculated the tax amortization benefit (“TAB”) for the trademarks owned by each joint venture. The TAB refers to the net present value of income tax savings resulting from the amortization of intangible assets. Amortization of assets decreases the net taxable income and thereby the corporate income tax to be paid. When the purchaser of an intangible asset is allowed to amortize the price of the asset as an expense for tax purposes, the value of the asset is enhanced by the present value of the future tax savings allowed by the amortization. This idea is analogous to the treatment commonly afforded to depreciation expense in net present value calculations.2 The TAB was calculated based on the following formula:

TAB Factor = [n / (n—(PV (r, n, -1) * (1 + r) ^ 0.5 * T )) -1]

where:

-	n: tax amortization period (years)[3];
-	PV: Present Value function in Microsoft Excel;
-	r: discount rate; and
-	T: tax rate

DLA calculated the TAB for each joint venture by multiplying the TAB Factor for each income generating asset in the joint venture by its present value of after-tax cash flow. DLA then calculated the total fair value of each joint venture as the sum of the joint venture’s present value of after-tax cash flow and its TAB.

[1]	Specifically, for short-term GMRs, the discount rate was based on the index yield of BB rated 2-year bonds issued by U.S. corporations, as of the Valuation Date, which was 3.1%. For the medium-term GMRs, the discount rate was based on the index yield of BB rated 7-year bonds issued by U.S. corporations, as of the Valuation Date, which was 4.8%. For the long-term GMRs, the discount rate was based on the index yield of BB rated 10-year bonds issued by U.S. corporations, as of the Valuation Date, which was 5.5%.
[2]	Application of Valuation Parameters in Practice – What is the Tax Amortization Benefit (TAB)? (available online at http://www.taxamortisation.com/theoretical-background.html)
[3]	The tax amortization period varied depending on where the joint venture and its assets were legally domiciled.

The following is a summary of the underlying fair value of those joint ventures, as determined by DLA, as compared to the redemption values calculated in accordance with each joint venture’s contractual terms, as detailed in our Form 10-K:

($ amounts in 000’s)	fair value of joint venture	ownership interest underlying redeemable non-controlling interest	fair value of redeemable non-controlling interest	redemption value	annual accretion to fair value of redeemable non-controlling interest	annual accretion for the year ended December 31, 2015
Iconix SE Asia	124,390	50%	62,195	56,135	4,476	3,152
Iconix MENA	74,847	50%	37,424	20,064	4,443	973
LC Partners	10,079	50%	5,040	5,000	208	200
Iconix Europe	48,156	49%	23,596	17,088	2,018	716

As noted in the table above, in each instance, the fair value of the ownership interest underlying the redeemable non-controlling interest exceeds the redemption value of the redeemable non-controlling interest. With respect to the Staff’s question about “how any excess of redemption value over fair value impacts your earnings per share calculations for each period presented”, we note there is no EPS impact because redemption value is less than fair value. Specifically, the amount of accretion recognized in 2015 (e.g., $3,152 for Iconix SE Asia) is clearly less than the fair value of the redeemable non-controlling interest at December 31, 2015 (e.g., $62,195), indicating there is no impact to EPS. Similarly, we note that if the redeemable non-controlling interest was accreted to fair value (as opposed to redemption value), the ‘fair value’ accretion for 2015 (e.g., $4,476 for Iconix SE Asia) exceeds actual accretion to redemption value (e.g., $3,152 for Iconix SE Asia). As such, there is no impact to EPS. The same conclusion applies to all four joint ventures for all periods presented.

As there is no excess of redemption value over fair value, there is no excess in the put price that impacts EPS under the ‘fair value approach’ contemplated in ASC 480-10-S99 paragraph 22b. Consequently, earnings of the joint venture are attributed 50/50 between Iconix and the noncontrolling interest holder under this method. Similarly, if we had used the ‘two-class method’ under ASC 260-10-45-60B to calculate EPS of the joint ventures, the joint venture’s earnings would be attributed 50/50 because dividends and earnings are shared equally by Iconix and the non-controlling interest holder (each investor holds the same class of stock). Going forward, we will assess the fair value of our redeemable non-controlling interest on an annual basis and as needed.

2.	We note the redemption values of the non-controlling interests for the SE Asia, MENA, LC Partners, and Iconix Europe joint ventures are based on projected royalties. Please tell us how you developed those royalty projections and how those projections compare to royalty income that has been realized to date.

Response:

The projected royalties underlying both the calculated redemption values of the redeemable non-controlling interest and the fair value of the joint ventures (as noted in our response to question #1 of this Comment Letter) were developed by the Iconix finance department using existing licenses, historical performance with input from brand managers and employees of our joint venture partners who are considered the ‘local manager’ for the joint venture and provide specific expertise on opportunities and risks in the territories covered by the joint venture. The following factors are considered in the development of these projections:

-	contractual GMRs included in license agreements;
-	historical performance of the license agreements or similar license agreements;
-	assumptions on currency exchange rates;
-	projections provided by licensee as part of their proposed business plan; and
-	plans for new business as certain brands expand into new categories and territories not historically exploited.

The following table illustrates our projected royalties and the actual royalties for the periods presented in our Form 10-K:

	2013		2014		2015
($ amounts in 000’s)	projected	actual(2)	projected	actual(2)	projected	actual(2)
Iconix SEA(1)	991	751	5,813	4,243	11,593	5,978
Iconix MENA	—	—	—	—	5,711	4,916
LC Partners	—	—	64	64	86	64
Iconix Europe	—	—	3,836	3,227	4,354	2,624

(1)	In the case of Iconix SEA in 2015, there was an initial assumption that the China territory for Umbro would be licensed during 2014. At the end of 2015, the Company entered into a license agreement for Umbro with a new licensee for the greater China territory with GMRs of $30 million over a 10-year period, with the potential to earn royalties above the GMRs.
(2)	The Company expects the future projections used in the valuation to be more in line with actual expected results. In the event actual results are higher or lower than the projected amounts used in this valuation, it will change both the fair value and redemption amounts in a similar fashion. Thus, the Company does not expect there would be a situation where the redemption value would exceed the fair value of the joint ventures.

*****

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent audit firm, and they agree with the accounting considerations and conclusions expressed herein.

Sincerely,

/s/ David K. Jones
David K. Jones
Chief Financial Officer

cc:	Myra Moosariparambil
Brian Snyderman
BDO USA, LLP; attn: Lawrence Shapiro
DLA Piper LLC; attn: Paul Flignor